Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer O'Brien

Raj Rajan

Re:	FG Merger Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 2, 2023

File No. 001-41309

Dear Ms. O’Brien and Mr. Rajan:

On behalf of FG Merger Corp. (the “Company”'), we are hereby responding to the letter dated June 13, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 2, 2023, File No. 001-41309.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE: The Company and the Company’s sponsor, FG Merger Investors LLC, confirmed that the sponsor is not, is not controlled by, and does not have substantial ties with, a non-U.S. person. Accordingly, the Company’s future periodic filings need not include any disclosure regarding CFIUS.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner